UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OPGEN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68373L109

(CUSIP Number)

Harris & Harris Group, Inc.
1450 Broadway, 24th Floor
New York, NY 10018
Attention: Daniel B. Wolfe
Telephone: 212-582-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Harris & Harris Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,092,905 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,092,905 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,905 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 4.97% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes currently exercisable warrants to acquire 332,039 shares of Common Stock.

(2)
Based upon 21,666,489 shares of common stock outstanding as of August 10, 2016, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended June 30, 2016, filed on August 11, 2016.

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CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Daniel B. Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,092,905 shares (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,092,905 shares (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,905 shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 4.97% from Harris & Harris Group, Inc. (1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
As described in Item 2, Mr. Wolfe is deemed to have shared voting and dispositive power over the shares of the Company held by Harris & Harris as a result of his position as a President, Chief Financial Officer and Chief Compliance Officer of Harris & Harris. Reference is made to Item 2 to this Schedule 13D.

(2)	Includes currently exercisable warrants to acquire 332,039 shares of Common Stock.

(3)
Based upon 21,666,489 shares of common stock outstanding as of August 10, 2016, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended June 30, 2016, filed on August 11, 2016.

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CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Douglas W. Jamison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,092,905 shares (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,092,905 shares (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,905 shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 4.97% from Harris & Harris Group, Inc. (1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
As described in Item 2, Mr. Jamison is deemed to have shared voting and dispositive power over the shares of the Company held by Harris & Harris as a result of his position as a Chief Executive Officer of Harris & Harris. Reference is made to Item 2 to this Schedule 13D.

(2)	Includes currently exercisable warrants to acquire 332,039 shares of Common Stock.

(3)
Based upon 21,666,489 shares of common stock outstanding as of August 10, 2016, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended June 30, 2016, filed on August 11, 2016.

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CUSIP No. 68373L109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1").  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background

Item 2(a)-(c) and (f) is hereby amended and restated to read as follows:

(a) - (c) This Statement is filed by Harris & Harris Group, Inc. (“Harris & Harris”), Daniel B. Wolfe and Douglas W. Jamison (each, a "Reporting Person"). Mr. Wolfe and Mr. Jamison may be deemed to have shared voting and shared dispositive power over the Common Stock owned by Harris & Harris (the "Shares") as result of their respective positions as President, Chief Financial Officer and Chief Compliance Officer (Mr. Wolfe) and Chief Executive Officer (Mr. Jamison) of Harris & Harris. The principal business address of each Reporting Person is 1450 Broadway, 24th Floor, New York, NY 10018. None of the Reporting Persons is considered to be part of a group, and this Schedule 13D has been filed by the Reporting Persons as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.

(f) Harris & Harris is a New York corporation, Mr. Wolfe and Mr. Jamison are citizens of the United States of America.

Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following:
The Reporting Persons sold the numbers of shares of Common Stock set forth below on the respective dates set forth below.

Date	Number of Shares
August 23, 2016	192,807
August 24, 2016	89,535
August 25, 2016	3,599
August 26, 2016	7,596
August 29, 2016	51,700
August 30, 2016	240,383
August 31, 2016	63,310

Item 5. Interest in Securities of the Issuer
This Amendment amends and restates Item 5 in its entirety as set forth below:
(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.
(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) Except as disclosed in Item 4, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) August 31, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read as follows:

Not applicable.

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Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2016

HARRIS & HARRIS GROUP, INC.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

/s/ Daniel B. Wolfe
Daniel B. Wolfe

/s/ Douglas W. Jamison
Douglas W. Jamison